Exhibit 2

ASSET PURCHASE AGREEMENT

between

MOREHOUSE-COWLES, INC.
a California corporation
(“Buyer”)

and

MFIC CORPORATION
a Delaware corporation
(“Seller”)

February 5, 2004

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into, effective as of February 5, 2004 (the “Effective Date”), by and between MOREHOUSE-COWLES, INC., a California corporation (“Buyer”); and MFIC CORPORATION, a Delaware corporation (“Seller”), with reference to the following facts:

RECITALS:

Seller produces and markets fluid materials processing systems used for various grinding, dispersing, milling, and blending applications, through its Morehouse-COWLES Division (the “Business”) and its media mill, mixer, and dissolver technology and equipment, and the parties have agreed to execute this Agreement in order to memorialize the terms and conditions on which Seller shall sell to Buyer all of the assets of the Business other than its cash (such transaction, and the related transactions described below, the “Transactions”).  Those terms not otherwise defined herein shall have the meaning ascribed thereto in Section 15.19, below.

AGREEMENTS:

NOW, THEREFORE, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
TRANSFER OF ASSETS

1.1          AGREEMENT TO SELL.  Upon the terms and subject to all of the conditions contained herein, Seller hereby agrees to sell, assign, transfer and deliver to Buyer at Closing (as defined in Article 3), and Buyer hereby agrees to purchase from Seller at Closing, the “Assets” (as defined in Section 1.2, below), free and clear of all liens and Encumbrances (as defined in Section 4.2, below) other than the lien securing the “Purchase Note” described in Section 2.1(c)(iv), below (such lien, the “Permitted Encumbrance”).

1.2          DESCRIPTION OF ASSETS.  For purposes of this Agreement, the term “Assets” shall mean all assets constituting property (wherever located, whether tangible or intangible), owned, leased, or otherwise held by Seller in connection with the Business, including but not limited to the following assets:

(a)           ACCOUNTS RECEIVABLE.  All of Seller’s accounts receivable (the “Accounts Receivable”) as of the Closing Date.

(b)           FURNITURE, FIXTURES, AND EQUIPMENT.  All of Seller’s tangible personal property (including all furniture, fixtures, computers, and other equipment) (“FF&E”), a list of which as of the date hereof is attached hereto at EXHIBIT A.

(c)           INVENTORY AND SUPPLIES.  All of Seller’s inventory relating exclusively to the Business as of the Closing Date (the “Inventory”), and all of Seller’s supplies relating exclusively to the Business as of the Closing Date (the “Supplies”).

(d)           BOOKS AND RECORDS.  All of Seller’s books, records and files pertaining directly and exclusively to the Business (excluding unissued checks drawn on any Seller checking account), including, without limitation, databases, files and lists of customers, supplier lists, catalogues, pricing, sales and promotional literature, trade show booths and display assets, manuals, and copies of equipment records.

(e)           BIDS.  All rights to Seller’s outstanding contract bids and sales quotations as of the Closing Date relating exclusively to the Business (the “Bids”).

(f)            CONTRACTS.  All of Seller’s existing contracts with third parties pertaining exclusively to the Business, including all licenses to software used in the Business, a list of all of which is attached hereto at EXHIBIT B (all such contracts and license agreements described in this Section 1.2(g) are referred to herein as the “Contracts”).

(g)           PREPAID EXPENSES.  All prepaid expenses and deposits exclusively associated with the Business and the Contracts.

(h)           LEASES.  All of Seller’s right, title, and interest as “Lessee” under that certain “Facilities Lease” dated June 17, 1996, by and between Fullerton Holdings, Inc., as “Landlord,” and Morehouse-COWLES, Inc., a California corporation that is not related to Buyer, as “Tenant,” as thereafter assigned to Seller (such Facilities Lease, as so assigned, the “Lease”).

(i)            INTELLECTUAL PROPERTY.  All Intellectual Property of Seller (as defined in Section 4.14(a), below), including without limitation (A) all rights to all trade names and trademarks (whether registered or unregistered) used exclusively in the Business, (B) all patents used exclusively in the Business, (C) all copyrights and other right, title, and interest in and to the drawings for the products manufactured and sold in the Business, (D) all trade secrets, business plans, marketing plans, and other intangible assets used exclusively in the Business, and (E) all rights to all intellectual property inventions and assignment agreements with employees of, and independent contractors to, the Business pertaining to any of the foregoing items.

(j)            GOODWILL.  All goodwill associated exclusively with the Business, including (i) all rights in and to the trade name “Morehouse COWLES” and the trademark “Zinger®,” and (ii) all rights in and to Seller’s telephone numbers ((714) 738-5080 and (800) 625-4819) and facsimile numbers ((714) 738-5960 and (714) 447-5808) used for the Business.

(k)           DOMAIN NAMES.  All domain names, URLs, and web-site content, if any, used exclusively in the Business.

(l)            CLAIMS.  The right to tender claims asserted exclusively against Buyer to Seller’s insurance companies (to the extent such right is assignable under the terms of Seller’s policies of insurance) relating to (a) the Assets, to the extent such claims arise after the Closing and relate to activities prior to the Closing, (b) any products liability claims relating to products sold by the Business on or before the Closing Date, and (c) any other liability for which Buyer may be directly or indirectly liable as a consequence of the transactions contemplated herein, and the right to receive any insurance proceeds arising out of such claims for purposes of paying off such claims.

(m)          PACIFICARE POLICY.  All rights and obligations arising after the Closing under that certain PacifiCare Group Health Insurance (“PacifiCare”) Policy No. 512497, under which Seller provided, prior to the Closing, group health insurance coverage for the employees of the Business (the “PacifiCare Policy”).

1.3          EXCLUDED ASSET.  Notwithstanding any other provision of this Agreement to the contrary, the Assets being sold to Buyer hereunder shall not include Seller’s cash or cash equivalents on hand at Closing and the assets described on EXHIBIT L (the “Excluded Assets”), which Seller shall be entitled to retain notwithstanding anything in this Agreement to the contrary.

1.4          ASSUMPTION OF LIABILITIES OR OBLIGATIONS.  At the Closing, Buyer shall assume only the liabilities and obligations of Seller listed in the following Sections 1.4(a), (b) and (c) (collectively, the “Assumed Liabilities”):

(a)           CONTRACTS.  Seller’s executory obligations (i) to complete the Contracts and the Bids, and (ii) to discharge any obligations arising under the PacifiCare Policy with respect to the period after the Closing Date.

(b)           ACCOUNTS PAYABLE.  Seller’s trade accounts payable as of the Closing (including the amount of customer deposits relating to received orders that have not yet been applied), but only to the extent that such trade accounts payable (i) have arisen in the ordinary course of the Business and in amounts consistence with the historical experience of the Business, and (ii) are solely for the benefit of the Business (and not for any other portion of Seller’s business activities or those of any of Seller’s Affiliates) (the “Accounts Payable”).

Buyer shall not assume any liability whatsoever with respect to any of Seller’s debts, liabilities, or other obligations other than those expressly described in the foregoing Sections 1.4(a) and (b).  For purposes of clarification, and without in any way limiting the foregoing, Buyer shall not assume or be obligated to satisfy (x) any liability with respect to any pending litigation, arbitration, or other proceeding to which Seller is a party, including but not limited to any such proceedings disclosed on the “Seller Disclosure Schedule” (as defined in Article 4, below), or (y) any liabilities relating to employees of Seller that arise prior to the Closing Date.  All liabilities and obligations of Seller other than the Assumed Liabilities shall be and remain solely the liabilities and obligations of Seller.

ARTICLE 2
CONSIDERATION FOR ASSETS

2.1          CASH PURCHASE PRICE

(a)           AMOUNT OF PURCHASE PRICE.  Subject to adjustment pursuant to Section 2.1(b), below, the purchase price for the Assets identified in Section 1.2, above, shall be Seven Hundred Thousand Dollars ($700,000) (the “Purchase Price”).

(b)           ADJUSTMENT IN PURCHASE PRICE.  The parties (x) acknowledge that there is attached hereto at EXHIBIT C a copy of Seller’s balance sheet for the Business dated as of October 31, 2003 (the “October Balance Sheet”), and that on such October Balance Sheet, Seller’s Accounts Payable for the Business exceeded the Accounts Receivable for the Business by the amount of Four Hundred Twenty-one Thousand Two Hundred Fifty-nine Dollars ($421,259), and (y) agree that the amount of the Purchase Price shall be adjusted (the “Purchase Price Adjustment”) as follows:

(i)            ADJUSTMENT FOR CHANGE IN DIFFERENCE BETWEEN A/R AND A/P.

(A)          DECREASE IN PRICE.  If the amount by which (x) the Accounts Payable of the Business as set forth on the Price Adjustment Certificate (as defined in Section 10.4, below), exceed (y) the Accounts Receivable of the Business as set forth on that Price Adjustment Certificate, is greater than the amount of the difference between those items on the October Balance Sheet, then the Purchase Price shall be decreased by the amount of that variance.

(B)          INCREASE IN PRICE.  If the amount by which (x) the Accounts Payable of the Business as set forth on the Price Adjustment Certificate, exceed (y) the Accounts Receivable of the Business as set forth on that Price Adjustment Certificate, is less than the amount of the difference between those items on the October Balance Sheet, then the Purchase Price shall be increased by the amount of that variance.

(ii)           REDUCTION FOR SALES.  The amount of the Purchase Price due and payable to Seller shall be reduced by the amount of sales realized by Seller in the Business during the period commencing January 15, 2004, and ending on the Closing Date, including both (A) sales for cash or other consideration, and (B) sales on account.

(iii)         INCREASE FOR DAILY PAYMENT.  The amount of the Purchase Price due and payable to Seller shall be increased by the sum of Three Thousand Dollars ($3,000.00) for each day that the Closing Date occurs after January 15, 2004, and on or before February 9, 2004, provided that in no event shall the aggregate amount of the increase to the Purchase Price pursuant to this Section 2.1(b)(iii) be more than Seventy-five Thousand Dollars ($75,000.00).

(c)           PAYMENT OF PURCHASE PRICE.  The Purchase Price shall be paid as follows:

(i)            DEPOSIT.  Concurrently herewith, Buyer has deposited with Reicker, Pfau, Pyle, McRoy & Herman LLP (“Escrow Agent”) the sum of Fifty Thousand Dollars ($50,000) (the “Deposit”).  Escrow Agent shall hold the Deposit subject to the terms of Article 14, below, and shall deliver that Deposit to Seller at the Closing.

(ii)           REMAINDER OF CASH DOWN PAYMENT.  At the Closing, Buyer shall pay to Seller cash in the amount of Five Hundred Thousand Dollars ($500,000), plus (or minus) the Purchase Price Adjustment (so that when added to the Deposit delivered pursuant to Section 2.1(c)(i), above, Seller shall receive Five Hundred Fifty Thousand Dollars ($550,000), plus (or minus) the Purchase Price Adjustment, in cash at the Closing).

(iii)         CASH PAYMENT UPON COMPLETION OF PURCHASE PRICE ADJUSTMENT PROCESS.  Upon completion of the process described in Section 10.4, below, Buyer shall pay to Seller the sum of Fifty Thousand Dollars ($50,000), increased or decreased (as the case may be) by any adjustment in the Purchase Price pursuant to Section 2.1(b), above.

(iv)          PURCHASE NOTE.  At the Closing, Buyer shall executed and deliver to Seller a promissory note in the original principal amount of $100,000 in the form attached hereto as EXHIBIT D hereto (the “Purchase Note”), which shall (A) bear interest at a rate of five percent (5.0%) per annum, (B) call for payment of the entire principal of and all interest on such Purchase Note on the first annual anniversary of the Closing Date, and (C) be secured by a first-priority lien in the Assets pursuant to the Security Agreement in the form attached hereto at EXHIBIT E (the “Security Agreement”).

2.2          ASSUMPTION OF LIABILITIES.  Buyer shall assume the debts and obligations of Seller that are included in the “Assumed Liabilities” as of the Closing Date.

2.3          TAXES.  All sales and use taxes imposed by the State of California or the State of California upon the transfer of the Assets hereunder shall be paid by Buyer.  Seller shall be responsible for any of Seller’s business, occupation, withholding, income or other taxes whatsoever, or any taxes of any kind concerning the Assets that are related to any period before the Closing Date, whether listed in Seller’s Financial Statements (as defined in Section 4.10, below) or not.  Seller shall be responsible for any business, occupation, withholding, income, or other taxes concerning the Assets that are related to any period before the Closing Date.

2.4          NONCOMPETITION AGREEMENT.  At the Closing, Seller shall execute a Noncompetition and Nonsolicitation Agreement in the form attached hereto at EXHIBIT F (the “Noncompetition Agreement”), in which each such party shall agree that during the period of five (5) years following the Closing, Seller shall not (a) compete with Buyer or the Business anywhere in the World; provided that, for purposes of the foregoing, the term “Business” shall not include, and Seller shall not be in breach of its obligations under the Noncompetition Agreement solely by reason of, Seller acquiring and/or operating a business offering pre-process mixers, including inline rotor stator and pumping systems, that do not compete with the equipment line and product offerings of the Business, or (b) solicit or induce any vendor or customer of Buyer to reduce or limit its volume of business with Buyer in the Business, or (c) hire or solicit any employee or consultant of Buyer in the Business to terminate its employment or consulting engagement with Buyer or to commence an employment relationship with Seller or its Affiliates.

2.5          ALLOCATION OF PURCHASE PRICE.  Seller and Buyer at Closing shall allocate the Purchase Price, in such manner as they shall agree, among the Assets and Seller’s covenants under the Noncompetition Agreement.

ARTICLE 3
CLOSING

3.1          CLOSING.  The closing of the Transaction contemplated by this Agreement (the “Closing”) shall occur at the offices of Reicker, Pfau, Pyle, McRoy & Herman LLP, 1421 State Street, Suite B, Santa Barbara, California 93101, at 10:00 a.m., P.S.T., on February 9, 2004, or such other time or place as may be mutually agreed to by Seller and Buyer (the “Closing Date”).

3.2          DOCUMENTS AND CONSIDERATION DELIVERED BY SELLER AT CLOSING.  At the Closing, Seller shall deliver to Buyer clear and marketable title to the Assets, free and clear of all Encumbrances other than Permitted Encumbrance, shall deliver to Buyer possession of the Assets, and shall deliver to Buyer the following executed documents in form specified below (or, if not so specified, in form satisfactory to Buyer):

(a)           Certificates of Good Standing from the California Secretary of State and the California Franchise Tax Board, certifying that the Seller is in good standing with each such governmental organization;

(b)           Certificate of the President of Seller, certifying that Seller has performed all of its covenants required to be performed hereunder prior to the Closing, and that Seller’s representations and warranties under this Agreement remain true and correct as of the Closing Date;

(c)           Bill of Sale in the form of EXHIBIT G (the “Bill of Sale”);

(d)           Assignment and Assumption Agreement in the form of EXHIBIT H;

(e)           The Assignment and Assumption of Lease in the form of EXHIBIT I (collectively, the “Lease Assignment”);

(f)            The Security Agreement in the form attached hereto at EXHIBIT E, which at Closing shall be assigned by Seller to PNC Bank, National Association (“PNC”);

(g)           A certificate of Seller’s Controller, dated as of the Closing Date, confirming that all liens for taxes due to federal, state (including the taxes due to the Board of Equalization and to the Employment Development Department) and local tax authorities and creditor claims related to the Assets and the Business, if any, have been paid in full;

(h)           A domain name transfer form sufficient to vest in Buyer title to each domain name (if any) used in the Business;

(i)            A certificate of the Secretary of Seller as the resolutions of Seller’s Board of Directors, authorizing the execution, delivery and performance of this Agreement and any document delivered in connection with the Agreement, and incumbency and officer signatures;

(j)            Noncompetition Agreement in the form of EXHIBIT F;

(k)           A memorandum regarding the agreed allocation of the Purchase Price;

(l)            That certain Fourth Amendment and Waiver to Revolving Credit and Loan Agreement in the form attached hereto at EXHIBIT M (the “PNC Fourth Amendment”), duly executed by PNC;

(m)          A license agreement in the form attached hereto at EXHIBIT N (the “License Agreement”);

(n)           A payment by check or wire transfer in an amount equal to the sum of (i) One Thousand Five Hundred Dollars ($1,500.00), in payment of the amount due under the License Agreement for the month of February 2004, plus (ii) such additional amount, if any, as is applicable to the rental payment due for the Premises for the portion of February ending on the Closing Date (to the extent that such payment has not been made by Seller to Landlord prior to the Closing Date); and

(o)           Each other document reasonably necessary to transfer the Assets in accordance with the terms of this Agreement.

3.3          DOCUMENTS DELIVERED BY BUYER AT CLOSING.  At the Closing, Buyer shall deliver to Seller the following executed documents or consideration:

(a)           Certificates of Good Standing from the California Secretary of State and the California Franchise Tax Board, certifying that the Buyer is in good standing with each such governmental organization;

(b)           Certificate of the President of Buyer, certifying that Buyer has performed all of its covenants required to be performed hereunder prior to the Closing, and that Buyer’s representations and warranties under this Agreement remain true and correct as of the Closing Date;

(c)           A certified check or wire transfer of Buyer in an amount equal to the portion of the Purchase Price due and payable to Seller at Closing pursuant to Section 2.1(a), above, which certified check or wire transfer shall be made or paid, as applicable, to the order of PNC, as directed by Seller;

(d)           The Purchase Note in the form attached hereto at EXHIBIT D, which at Closing shall be assigned to PNC;

(e)           The Security Agreement in the form attached hereto at EXHIBIT E;

(f)            The Assignment and Assumption Agreement in the form attached hereto at EXHIBIT H;

(g)           The Lease Assignment in the form attached hereto at EXHIBIT I;

(h)           The Noncompetition Agreement, in the form attached hereto at EXHIBIT F, with Seller;

(i)            A memorandum regarding the agreed allocation of the Purchase Price among the Assets;

(j)            The License Agreement, in the form attached hereto at EXHIBIT N; and

(k)           Each other document reasonably necessary to transfer the Assets and Assumed Liabilities in accordance with the terms of this Agreement; and

(l)            A Company check or wire transfer in such amount, if any, as is applicable to the rental payment due for the Premises for the portion of February commencing on the day after the Closing Date (but only to the extent that such payment has been made by Seller to Landlord prior to the Closing Date).

3.4          PACIFICARE.  Seller and Buyer agree to prorate as of the Closing the premium cost of the PacificCare Policy for the month of February 2004.

3.5          TIMING OF CLOSING.  The parties agree that it is their intention that Buyer shall acquire title to the Assets, shall assume the Assumed Liabilities, and shall be responsible for operating the Business from and after 12:01 a.m., PST, on the Closing Date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the Seller’s Disclosure Schedule attached hereto at EXHIBIT J (the “Seller Disclosure Schedule”):

4.1          AUTHORITY AND CONSENTS.  The execution and performance of this Agreement will not result in a violation of Seller’s certificate of incorporation, bylaws or other organizational or governing documents.  Seller has full power and authority (corporate and otherwise) to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

(a)           This Agreement and its execution and delivery to Buyer have been duly authorized by the Board of Directors of Seller, and as of the Closing and to the extent required by applicable law and the certificate of incorporation, bylaws, and other governing documents of Seller or agreements to which Seller or any of its shareholders is a party (and no further corporate action prior to the Closing shall be necessary on the part of Seller or its shareholders to make this Agreement and the Transactions valid and binding upon Seller).  This Agreement constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as to the effect, if any, of (i) applicable bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and (ii) the effect of general principles of equity, including rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller is qualified to conduct the Business in California and in each other State where the failure to be so qualified could have a Material Adverse Effect, and each such other State (if any) is listed in Section 4.1(b) of the Seller Disclosure Schedule.

4.2          TITLE TO ASSETS.  Seller has good and marketable title to all of the Assets and all the Assets are free and clear of (a) mortgages, liens, pledges, charges, encumbrances, equities, claims, easements or rights of way, and (b) covenants, conditions, or restrictions (collectively, “Encumbrances”).

4.3          PROPERTIES AND ASSETS.  The Business as conducted on the Closing does not violate any known covenant or restriction which would have a Material Adverse Effect on the Assets or the operation of the Business.  The Assets include all rights, properties and other assets necessary to enable Buyer to conduct the Business in all material respects in the same manner as it is conducted on, and has been conducted by Seller prior to, the date of this Agreement.

4.4          CONSENTS AND APPROVALS OF GOVERNMENT AUTHORITIES.  No consent, approval or authorization of, or declaration, filing or registration with, any government, regulatory authority or third party is required in connection with the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated thereby.

4.5          ASSETS AND LIABILITIES.  Except as set forth in the Seller Disclosure Schedule:

(a)           ACCOUNTS RECEIVABLE.  Except as set forth in the Seller Disclosure Schedule, all Accounts Receivable represent valid and enforceable sales actually made in the ordinary course of the Business and are collectible in the ordinary course without offset or deduction.

(b)           PREPAID EXPENSES.  Except as set forth in the Seller Disclosure Schedule, all of Seller’s prepaid expenses included in the Assets have been actually paid by Seller, and the item for which expended has not yet consumed or applied by Seller and represents an asset that will be available for use by Buyer after the Closing Date.

(c)           FF&E.  EXHIBIT A hereto is a true, correct, and complete list of Seller’s FF&E as of the date of this Agreement, which list Seller shall update as of the Closing.  The FF&E is in good operating condition, reasonable wear and tear excepted.

(d)           INVENTORY.  The Inventory is in good and saleable condition, and no portion of the Inventory is worthless or damaged.

(e)           SUPPLIES.  Seller’s Supplies are in good and usable condition, and have not been consumed or damaged.

(f)            CONTRACTS.  EXHIBIT B is a true, correct, and complete list of all Contracts, agreements, understandings and arrangements, whether written or oral, to which Seller is a party and which are necessary to the conduct of the Business, or which impose upon Seller any present or contingent obligation to pay more than One Thousand Dollars ($1,000), or by which any of the Assets is bound, or which pertain to the Assumed Liabilities.  Seller shall update that list as of the Closing.  No material delay has occurred with respect to any work to be performed under any Contract or in connection with Assumed Liabilities.  All work product to be delivered by Buyer as Seller’s successor under such Contracts can be delivered on time, provided that Buyer applies reasonable efforts to comply with the delivery schedules and other requirements for such work.  Each Contract listed in EXHIBIT B hereto is valid and enforceable in accordance with its respective terms, Seller is not in default in the performance of any of its obligations thereunder, no event of default has occurred which (whether with or without notice, lapse of time, or both, or the happening or the occurrence of any other event) would constitute a default thereunder and, all other parties thereto are not in default thereunder and have no counterclaims, offsets and defenses with respect thereto.  All of the Contracts listed on EXHIBIT B hereto are to be assigned to Buyer hereunder.  All such Contracts were entered into in the ordinary course of business of the Seller, and were negotiated at arm’s length.

(g)           ACCOUNTS PAYABLE.  All of the Accounts Payable of the Business (i) have arisen in the ordinary course of the Business and in amounts consistence with the historical experience of the Business, and (ii) are solely for the benefit of the Business (and not for any other portion of Seller’s business activities or those of any of Seller’s Affiliates).

4.6          COMPLIANCE WITH LAWS.  Except as set forth in the Seller Disclosure Schedule, with respect to the operation of the Business, Seller has complied with all applicable laws, ordinances, regulations and rules, and all orders, writs, injunctions, awards, judgments and decrees, applicable to the Business or any of the Assets, including: (a) all applicable federal, state and local laws, ordinances and regulations, and all orders, writs, injunctions, awards, judgments and decrees, and (b) the U.S. Export Administration Act and regulations promulgated thereunder or other laws, regulations, rules, orders, writs, injunctions, judgments or decrees applicable to the export or re-export of any of the Assets, except, in each case, where a failure to comply would not have a Material Adverse Effect.  Seller has received all material permits and approvals from, and has made all filings with, third parties, including government agencies and authorities, that are necessary to the conduct of the Business as presently conducted and as anticipated to be conducted.  To Seller’s knowledge, no investigation or review by any governmental entity with respect to the Business or the Assets is pending or threatened.

4.7          LITIGATION.  Except as set forth in the Seller Disclosure Schedule, there is no suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation pending or, to the best knowledge of Seller, threatened, against or affecting Seller (in connection with the Business), the Business, or the Assets.  Except as set forth in the Seller Disclosure Schedule, there are no agreements, judgments, decrees, injunctions, or orders of any governmental entity or arbitrator outstanding against Seller.  Except as set forth in the Seller Disclosure Schedule, Seller is not in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

4.8          NO VIOLATION.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions provided for herein, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, (a) any provision of Seller’s articles of incorporation or bylaws as currently in effect, (b) in any material respect, any contract or any other agreement, instrument or commitment pertaining to the Business to which Seller is a party or by which it is bound or (c) any federal, state, local or foreign law, judgment, writ, decree, order, statute, rule or regulation applicable to Seller or by which any of its properties or assets is bound or affected.  The consummation of this Agreement and Buyer’s acquisition of the Assets and exercise of the rights hereunder in and of themselves will not (x) result in the creation of any lien upon the Assets, or (y) require the consent of any third party except for those matters that are addressed in the PNC Fourth Amendment.  Except as set forth in the Seller Disclosure Schedule, Seller is not a party to, or otherwise subject to any provision contained in, any instrument or agreement which restricts or otherwise limits either Seller’s right to transfer the Assets or will restrict Buyer’s use thereof after transfer to Buyer.

4.9          FINANCIAL STATEMENTS.  Seller has attached hereto at EXHIBIT C a copy of Seller’s October Balance Sheet for the Business, and at EXHIBIT K hereto copies of statements of profit and loss of the Business for the twelve (12) months ended on December 31, 2003 (the “Financial Statement Date”), and for the calendar years ended and for the calendar years ended December 31, 2001, and December 31, 2002 (such balance sheets and statements of profit and loss for such periods ended on the Balance Sheet Date and for the years 2001 and 2002 collectively are referred to as the “Financial Statements”).  The Financial Statements are true, complete and accurate in all material respects and present fairly the financial position and results of operations of the Business as of such dates and for the periods then ended.  The Financial Statements have been prepared in accordance with general accepted accounting principals (“GAAP”) applied on a consistent basis throughout the periods indicated therein.

4.10        NO UNDISCLOSED LIABILITIES.  Seller does not have in connection with the Business any liabilities or obligations of any nature except (a) liabilities which are fully reflected or reserved against in the Financial Statements, which reserves are appropriate and reasonable, (b) liabilities set forth on the Seller Disclosure Schedule, and (c) liabilities incurred between the Balance Sheet Date and the Closing Date in the ordinary course of business not exceeding Five Hundred Dollars ($500) in any one case or an aggregate amount of Ten Thousand Dollars ($10,000).

4.11        ABSENCE OF CERTAIN CHANGES.  Except as and to the extent set forth in the Seller Disclosure Schedule, since the date of the Financial Statement Date, Seller has not in connection with the Business:

(a)           Altered the general nature of its Business as carried on or made any material change in the products and services it supplies in the Business;

(b)           Borrowed or agreed to borrow any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability, except obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

(c)           Paid, discharged or satisfied any claim, liability or obligation other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities or obligations reflected in the Financial Statements (if any) or incurred in the ordinary course of business and consistent with past practice;

(d)           Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction, charge or limitation of any kind;

(e)           Written down the value of any inventory or written off as uncollectable any notes or lease or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice, none of which is material;

(f)            Cancelled any debts or waived any claims or rights of substantial value, waived any statute of limitation or sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible) used in the Business, except in the ordinary course of business and consistent with past practice;

(g)           Licensed (except in the ordinary course of business) or disposed of or permitted to lapse any rights to the use of any patent, trademark, trade name, technology, process, copyright or other intangible asset of material value, or disposed of or disclosed to any Person any trade secret, formula, process or know-how of material value not theretofore a matter of public knowledge;

(h)           Made any capital expenditure or commitment therefor in excess of One Thousand Dollars ($1,000) individually for additions to property, plant or equipment;

(i)            Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or any Affiliate or Associate of any of its officers;

(j)            Made any change in the accounting policies or practices of Seller;

(k)           Entered into any other transaction, other than in the ordinary course of business; or

(l)            Agreed, whether in writing or otherwise, to do any of the foregoing; and

(m)          Except as set forth on the Seller Disclosure Schedule, discovered or otherwise learned of any assertions against, and Seller does not know of any basis for the assertion against, Seller of any material claim or liability of any nature in an amount not fully reflected in the Seller Disclosure Schedule attached hereto, or of any material claim or liability of any nature arising since that date other than those incurred in the ordinary course of business or contemplated by this Agreement.

4.12        TAXES.  Except as set forth in the Seller Disclosure Schedule, Seller has filed in a timely manner all material federal, state, local and foreign Tax and information returns related to the Business or any of the Assets that are required to be filed, and Seller has paid all Taxes required to be paid in respect of all transactions closed and periods ended prior to the Closing Date (to the extent the returns therefor are required to be filed prior to the Closing Date), unless such Taxes have been contested in good faith and an adequate reserve has been established in respect of such taxes.  Except as set forth in the Seller Disclosure Schedule, Seller is not delinquent in the payment of any such Tax or in the filing of any such Tax returns, and no deficiencies for any Tax have been claimed nor penalties due or will become due, proposed, assessed, or, to Seller’s knowledge, threatened which have not been settled or paid.  Seller has established adequate reserves for the payment of all taxes for the current periods which are not yet due.  Seller is not a “foreign person” within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”).

4.13        NO PRODUCT OR SERVICE WARRANTY CLAIMS.  Except for service and warranty claims pursuant to contract and warranties disclosed in the Seller Disclosure Schedule, neither Seller (as related to the Business) nor any of the Assets is the subject of any pending or, to Seller’s knowledge, threatened claim for breach of warranty or product liability and to Seller’s knowledge, there is no basis for any such claim or action.  Except as set forth in the Seller Disclosure Schedule, there are no material contracts for maintenance, bug fix, development or warranty obligations related to the Assets, other than standard warranties provided in connection with sales of Products.

4.14        INTELLECTUAL PROPERTY

(a)           DEFINITIONS.  For purposes of this Agreement, the term “Intellectual Property” shall mean any or all of the following and all rights associated therewith:  (i) all domestic and foreign patents and applications therefor and all issues, divisions, renewals, extensions, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosure, improvements, processes, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world, all mask works, mask work registrations and applications therefor, (v) all industrial designs and any registrations and applications therefor, (vi) all trade names, logos, common law trademarks and service marks; trademarks and service marks registrations and applications therefor and all goodwill associated therewith, and (vii) all computer software including source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all documentation related to any of the foregoing.

(b)           As to Intellectual Property of Seller, there is set forth in Section 4.14(b) of the Seller Disclosure Schedule a list of all of the United States and foreign (i) patent and patent applications; (ii) registered trademarks and trademark applications; (iii) registered copyrights and applications for copyright registration; (iv) mask work registrations and applications to register mask works; and (v) any other Intellectual Property of Seller that is the subject of an application to, or certificate or registration issued by, any state, government or other public legal authority.  The registrations of the Intellectual Property of Seller listed in Section 4.14(b) of the Seller Disclosure Schedule are, to the best knowledge of Seller, valid and subsisting, all necessary registration and renewal fees in connection with such registrations have been filed with the relevant patent, copyright and trademark authorities in the United States for the purposes of maintaining such registrations.  Seller has complied with all applicable disclosure requirements and neither Seller nor, to the best knowledge of Seller, any named inventor or assignee has committed any fraudulent act in the application for or maintenance of any patent, trademark or copyright of Seller.  All Intellectual Property of Seller listed in Section 4.14(b) of the Seller Disclosure Schedule that is within the meaning of clauses (i)-(v) above is specifically designated as such in Section 4.14(b) of the Seller Disclosure Schedule.

(c)           Seller owns and has good and exclusive title to each item of Intellectual Property of Seller listed in Section 4.14(b) of the Seller Disclosure Schedule, free and clear of any liens, encumbrances or restrictions.  No Intellectual Property of Seller or product and/or technology of Seller is subject to any outstanding decree, order, judgment, or stipulation restricting in any material manner the use or licensing thereof by Seller.  No Person has any rights to use any of the Intellectual Property of Seller.  To the knowledge of Seller, no Person is infringing or misappropriating any of the Intellectual Property of Seller.  The Assets being sold to Buyer hereunder include all of the Intellectual Property of Seller used in the operation of the Business.

4.15        SUPPLIERS AND CUSTOMERS.  Section 4.15 of the Seller Disclosure Schedule lists the ten (10) suppliers of Seller to whom Seller has incurred the greatest liabilities since January 1, 2003, and the ten (10) customers of Seller that have generated the greatest amount of Seller’s revenues since January 1, 2003.  With respect to the Assets and the Business, to Seller’s knowledge, (a) Seller has good commercial working relationships with its suppliers and since the Balance Sheet Date no supplier accounting for two percent (2%) or more of Seller’s purchases of supplies has canceled or otherwise terminated its relationship with Seller, decreased or limited materially its materials supplied to Seller from any corresponding period or, to Seller’s knowledge, threatened to take any such action, (b) since the Balance Sheet Date, to Seller’s knowledge, no customer of Seller has informed Seller of its intent to cancel its agreement with Seller or to bring an action or claim against Seller, and (c) Seller has not breached, so as to provide a benefit to Seller that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier or Seller.

4.16        EMPLOYEES

(a)           Seller has no employment contract or consulting agreement with any Person engaged in any respect in the Business that is currently in effect, other than agreements that are terminable at will upon thirty (30) days or less notice (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).

(b)           With respect to the Business, no work stoppage or labor strike is pending or threatened.  Seller is not presently involved in or threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Business Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in liability to the Business.  Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a liability to the Business.  Seller is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Business Employees and no collective bargaining agreement is being negotiated by Seller.  In the event Seller receives information that any Business Employee intends to leave Seller’s employ (other than to become a Buyer employee pursuant to offers made by Buyer to selected employees of Seller), Seller will promptly notify Buyer of that fact.

(c)           Neither Seller nor any ERISA Affiliate sponsors, maintains, or is obligated to contribute to any Employee Plan.  The term “ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that would be treated as a single employer with Seller under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.  The term “Employee Plan” shall mean all of Seller’s (i) “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) employment agreements, including, but not limited to, any individual benefit arrangement, policy or practice with respect to any current or former employee or director of Seller or an ERISA Affiliate, and (iii) other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether legally binding or not, which Seller or any ERISA Affiliate maintains, to which any of them contributes, or for which any of them has any obligation or liability.

(d)           Buyer shall assume no liabilities whatsoever with respect to any of Seller’s Employee Plans, except for Buyer’s agreement to discharge obligations arising under the PacifiCare Policy with respect to the period after the Closing Date.

(e)           Section 4.16(e) of the Seller Disclosure Schedule contains a list of all employees of the Business.  Seller has separately delivered to Buyer information relating to the current compensation (salary and any bonus or other special compensation arrangements), title and responsibilities of the Business Employees as of the date of this Agreement.  Seller has made no representation to any director, officer, employee, consultant or independent contractor regarding future employment by Buyer.

4.17        DOCUMENTS.  Seller has made available to Buyer for examination all documents and information listed or identified in the exhibits or schedules to this Agreement or the Seller Disclosure Schedule, or otherwise called for by this Agreement and all documents which have been requested in writing by Buyer or Buyer’s legal counsel.

4.18        BOOKS AND RECORDS.  The books, records and accounts of Seller which relate to the Business and the Assets (a) are in all material respects true and complete, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of or related to the Business or the Assets, as the case may be, and (c) in all material respects accurately and fairly reflect the basis for the Seller Financial Statements.

4.19        BROKERS.  Seller is obligated for the payment of fees or expenses of its investment banker, broker or finder (H.J. Hartz & Associates, Inc.) in connection with the negotiation, execution, delivery or performance of this Agreement or in connection with any transaction provided for herein or therein, and agrees to indemnify Buyer for any such obligations.

4.20        INSURANCE.  Section 4.20 of the Seller Disclosure Schedule lists the insurance policies and coverages in effect applicable to the Assets and the Business.  Except as set forth in the Seller Disclosure Schedule, there are currently no outstanding claims made pursuant to such insurance policies with respect to the Assets and the Business.

4.21        GOVERNMENT CONTRACTS.  To the knowledge of Seller, there have been no acts, omissions or noncompliance with regard to any applicable public contracting statute, regulation or contract requirement (whether express or incorporated by reference) relating to any of the Contracts, the Business or any of the Assets with any Government Contract Party in either case that have led to or could reasonably be expected to lead to, either before or after the Closing Date, (a) any claim or dispute involving Seller, the Business or any of the Assets (and/or Buyer as successor in interest to the Assets) and any Government Contract Party or (b) any suspension, debarment or contract termination, or proceeding related thereto.  Seller has no actual knowledge of any act or omission related to the marketing, licensing or selling to any Government Contract Party of any of Seller technical data or computer software, the Business or any of the Assets and that has led to or could reasonably be expected to lead to, either before or after the Closing Date, any material cloud on any of Seller’s rights in and to any of the Assets.  Solely with respect to the Business, Seller is not a party to any contract or agreement with any Government Contract Party.

4.22        ENVIRONMENTAL LAWS AND REGULATIONS

(a)           The operations of Seller in connection with the Business are in material compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) (collectively “Environmental Laws”), which compliance includes, but is not limited to, the possession by Seller and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof.  Neither Seller nor any of its subsidiaries has received written notice of or to Seller’s knowledge is the subject of any action, cause of action, claim, investigation, demand or notice by any person alleging liability under or material non-compliance with any Environmental Law (an “Environmental Claim”).  To the knowledge of Seller, there is no basis for any action, cause of action, claim, investigation, demand or notice alleging liability under or material non-compliance by Seller or any of its subsidiaries with any Environmental Law and there are no existing facts that are reasonably likely to prevent or interfere with such material compliance in the future.  Neither Seller nor any subsidiary is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law.

(b)           There are no Environmental Claims that are pending or, to the knowledge of Seller, threatened against Seller or any of its subsidiaries or, to the knowledge of Seller, against any person whose liability for any Environmental Claim Seller or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law.

(c)           To Seller’s knowledge, the properties currently owned, leased, or operated by Seller and its subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances.  To Seller’s knowledge, the properties formerly owned, leased, or operated by Seller or any of its present or past subsidiaries, if any, were not contaminated with any Hazardous Substances during the period of ownership, leasing, or operation of Seller or any of its present or past subsidiaries.  To Seller’s knowledge, neither Seller nor any subsidiary is subject to liability for any Hazardous Substance disposal or contamination on any third party property.

For purposes hereof, “Hazardous Substance” means any substance that is:  (i) regulated pursuant to any Environmental Law; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive materials or radon.

4.23        SOLVENCY.  Seller does not intend or expect to file or seek relief under bankruptcy, insolvency, creditors’ relief or similar laws.

4.24        INTERESTED PARTY TRANSACTIONS.  No officer, director or shareholder who owns at least five percent (5%) of the outstanding capital stock of Seller (nor any spouse of any such Person, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly (a) an interest in any entity which furnished or sold, or furnishes or sells, services, products, or technology that the Business furnishes or sells, or currently proposes to furnish or sell, (b) an interest in any entity that purchases from or sells or furnishes to the Business any goods or services, (c) a beneficial interest in any Contract; provided, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed “an interest in any entity” for purposes of this Section 4.24.  Except as expressly contemplated by the transactions contemplated hereby, there are no material contracts or other transactions with respect to the Business or the Assets between Seller, on the one hand, and either (x) any officer or director of Seller, (y) any record or beneficial owner of five percent (5%) or more of the voting securities of Seller, or (z) any affiliate of Seller or any such officer, director, or record or beneficial owner, on the other hand.

4.25        RETURNS.  There are no claims against Seller or the Business to return products of the Business by reason of alleged overshipments, defective merchandise, or otherwise or of products of the Business in the hands of customers under an understanding that such merchandise would be returnable.

4.26        FULL DISCLOSURE.  No representations or warranties by Seller in this Agreement and no statement contained in any document (including, without limitation, financial statements and the Seller Disclosure Schedule), certificate, or other writing furnished or to be furnished by Seller to Buyer pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contain or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

5.1          AUTHORIZATION; ETC.  Buyer has full corporate power and to enter into this Agreement and to carry out the transactions contemplated hereby.

(a)           The Buyer has taken all action required by law to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, and this Agreement is a valid and binding obligation of Buyer enforceable against it in accordance with its terms.  The execution and performance of this Agreement will not result in a violation of Buyer’s existing certificate of limited partnership or limited partnership agreement or other organizational or governing documents.  This Agreement constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as to the effect, if any, of (i) applicable bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and (ii) the effect of general principles of equity, including rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           Buyer is a corporation, duly formed, validly existing and in good standing under the laws of the State of California.  Buyer is qualified to do business in each jurisdiction where failure to be so qualified could reasonably be expected to have a Material Adverse Effect.

5.2          NO VIOLATION.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate any provisions of the articles of incorporation or Bylaws of Buyer, or be in conflict with, or constitute a default under or cause the acceleration of the maturity of any debt or obligation pursuant to, any agreement or commitment to which Buyer is a party or by which Buyer is bound, or violate any statute or law or any judgment, decree, order, regulation, or rule of any court or governmental authority.  The consummation of this Agreement and Buyer’s acquisition of the Assets and exercise of the rights hereunder in and of themselves will not (x) result in the creation of any lien upon the assets of Buyer, or (y) require the consent of any third party (other than parties to contracts or other agreements or arrangements with Seller).  Buyer is not a party to, or otherwise subject to any provision contained in, any instrument or agreement which restricts or otherwise limits either Buyer’s right to acquire the Assets or will restrict Buyer’s use thereof after transfer to Buyer.

5.3          CONSENTS AND APPROVALS OF GOVERNMENT AUTHORITIES.  No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby.

5.4          NO BROKERS.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.  Buyer shall indemnify, defend, and hold Seller free and harmless from any liability, loss or expense (including attorney’s fees) arising in connection with any such claim.

5.5          LITIGATION.  There are no actions, suits, proceedings, orders or investigations pending or to Buyer’s best knowledge, threatened against or affecting Buyer at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which might adversely affect Buyer’s performance under this Agreement or the consummation of the Transactions contemplated hereby.  Buyer is in compliance with all laws and regulations applicable to Buyer, except for such laws or regulations where the failure to so comply would not (for each noncompliance or for all instances of noncompliance) have a material adverse effect on the business or operations (financial or otherwise) of the Buyer.

ARTICLE 6
SELLER’S PRE-CLOSING COVENANTS

During the period from the date of this Agreement until the Closing, Seller covenants and agrees as follows:

6.1          ADVICE OF CHANGES.  Seller shall promptly advise Buyer in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Seller contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (b) or would constitute a Material Adverse Effect on the Business or Assets, individually or in the aggregate.

6.2          MAINTENANCE OF BUSINESS.  Seller shall use commercially reasonable efforts to carry on and preserve the Business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof.  If Seller becomes aware of a material deterioration in the relationship with any customer, supplier or key employee of Seller, it will promptly bring such information to the attention of Buyer in writing and, if requested by Buyer, will exert its best efforts to restore the relationship.  Seller shall also maintain the current levels of, and policies regarding, the insurance on the Business and Assets that exist as of the date of this Agreement.

6.3          CONDUCT OF BUSINESS OF SELLER.  Except as contemplated by this Agreement, during the period from the date hereof to the Closing Date, Seller shall conduct the Business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use its commercially reasonable efforts to preserve intact its current business operations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it, with the intention that its goodwill and ongoing businesses shall be unimpaired at the Closing Date.  Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, between the date hereof and the Closing Date, Seller in connection with the Business shall not, except with the prior written consent of Buyer:

(a)           Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Seller or any of its subsidiaries;

(b)           Either (i) incur or assume any long-term or short-term indebtedness or issue any debt securities, in each case, except for borrowings under existing lines of credit in the ordinary course of business and consistent with past practices, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of Seller incurred in the ordinary course of business and consistent with past practices; (iii) make any loans, advances or capital contributions to or investments in any other person (other than customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(c)           Except as may be required by applicable law or as contemplated by this Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, special remuneration, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

(d)           Except as expressly contemplated by this Agreement, enter into or amend any employment agreements, oral or written, increase the compensation payable or to become payable by Seller to any of the employees or consultants of the Business, or adopt or amend any employee benefit plan or arrangement, oral or written (including any amendment to any option plan maintained by Seller or the agreements thereunder), or increase the salaries or wage rates to the employees or consultants of the Business, in amounts not greater than and not with greater frequency than under prior Seller practices;

(e)           Terminate the employment of any employee of the Business or grant any severance or termination pay to any employee of the Business, except such terminations or payments expressly contemplated by this Agreement or in amounts not greater than under prior Seller practices or made pursuant to written agreements or other legally binding commitments disclosed to Buyer in writing and in effect on the date hereof;

(f)            Other than in the ordinary course of business and consistent with past practices, (i) acquire, sell, lease, license, transfer or otherwise dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of One Thousand Dollars ($1,000) in the aggregate; (ii) enter into any exclusive license, distribution, marketing, sales or other agreement; or (iii) acquire, sell, lease, license, transfer or otherwise dispose of any Intellectual Property;

(g)           Except as may be required as a result of a change in applicable law or in generally accepted accounting principles, change any material accounting principle, practice or method used by the Business;

(h)           Revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business and consistent with past practices;

(i)            Either (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or entity or division thereof or any equity interest therein; (ii) enter into any contract or agreement other than in the ordinary course of business consistent with past practice that would be material to Seller and its subsidiaries, taken as a whole; (iii) amend, modify or waive any material right under any Contract or any other material contract of Seller or any of its subsidiaries; (iv) breach or otherwise violate the material terms of any Contracts; (v) materially modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to Seller or any of its subsidiaries; (vi) authorize any new or additional capital expenditure or expenditures if any such expenditure or expenditures other than those listed in the capital budget which is set forth in Section 6.3(n) of Seller Disclosure Schedule; or (vii) authorize any new or additional manufacturing capacity expenditure or expenditures for any manufacturing capacity contracts or arrangements;

(j)            Make or revoke any tax election or settle or compromise any income tax liability, other than any such election or revocation that would not have a Material Adverse Effect on Seller;

(k)           Allow any insurance policy relating to the Assets or the Business to be amended or terminated without replacing such policy with a policy providing at least equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company;

(l)            Fail to file any Tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax returns when filed to be complete and accurate in all material respects other than any such failure that would not have a Material Adverse Effect on Seller;

(m)          Fail to pay any material Taxes or other material debts when due;

(n)           Commence any litigation or any binding dispute resolution process (other than in respect of any breach of or claim arising under this Agreement), or settle or compromise any pending or threatened suit, action, claim or other dispute that (i) relates to the transactions contemplated hereby, or (ii) the settlement or compromise of which would involve more than One Thousand Dollars ($1,000) or that would otherwise be material to Seller and its subsidiaries, taken as a whole, or relates to any Intellectual Property matters;

(o)           Except as set forth in Section 6.3(o) of Seller Disclosure Schedule, enter into any licensing, distribution, sponsorship, advertising or other similar contracts, agreements, or obligations which may not be canceled without penalty by Seller or its subsidiaries upon notice of 30 days or less or which provide for payments by or to Seller or its subsidiaries in an amount in excess of One Thousand Dollars ($1,000) over the term of the agreement;

(p)           Engage in any willful action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement, other than pursuant to rights expressly conferred upon Seller under this Agreement;

(q)           Sell any inventory other than in the ordinary course of business and consistent with past practice; or

(r)           Take or agree in writing or otherwise to take any of the actions described in Sections 6.3(a) through 6.3(q) that it is prohibited from taking (and it shall use all commercially reasonable efforts not to take any action that would make any of the representations or warranties of Seller contained in this Agreement (including the Exhibits hereto) untrue or incorrect.

6.4          REGULATORY APPROVALS.  Seller shall execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which Buyer may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement.  Seller shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents.

6.5          NECESSARY CONSENTS.  Seller shall use commercially reasonable efforts to obtain such written consents, including that of PNC, and take such other actions as may be necessary or appropriate in addition to those set forth in Section 6.4, above, to allow the consummation of the Transactions contemplated hereby and to allow Buyer to carry on Seller’s business after the Closing.

6.6          LITIGATION.  Seller shall notify Buyer in writing promptly after learning of any material actions, suits, proceedings or investigations by or before any court, board or governmental agency, initiated by or against it, or known by it to be threatened against it.

6.7          NO SHOP.  Seller agrees that Seller shall not, and will not authorize or permit any officer or director of Seller or any other Person on its behalf, directly or indirectly, to solicit, facilitate, encourage, entertain, discuss, negotiate or accept or enter into any offer, inquiry or proposal from or any agreement with any party other than Buyer concerning a possible merger or consolidation of Seller with or into any other entity, a disposition of all or any portion of the Business or the Assets or a license by Seller of any of the technology included in the Assets other than in the ordinary course of business or provide any confidential information to any party other than Buyer concerning any such possible merger, consolidation, disposition or license.  Seller will promptly notify Buyer in writing of any such offer the identity of the party making the same.

6.8          ACCESS TO INFORMATION; PRE-CLOSING INVENTORY.  Until the Closing or termination of this Agreement pursuant to the terms of Article 13, below, Seller shall permit Buyer and its agents full access to all books and records of Seller pertaining to its Business (including, without limitation, any and all information relating to Seller’s taxes, commitments, contracts, leases, licenses, and real, personal and intangible property and financial condition), and full access to all employees, customers and suppliers thereof, in order to make a reasonable and detailed investigation of Seller’s Business; provided all such access shall be at reasonable times and on reasonable prior notice to Seller, and shall be coordinated through the Chief Executive Officer of Seller.  Seller will participate and cooperate with Buyer in completing such due diligence.  Seller will make available to Buyer and its representatives all information reasonably necessary to facilitate such investigation and will instruct those persons with information concerning the subject matter of such investigation to disclose it to and cooperate with Buyer.  Seller shall cooperate reasonably with Buyer in conducting the pre-closing inventory of Seller’s Assets contemplated by Section 9.6, below.

6.9          SELLER’S CREDIT CARDS.  On or prior to the Closing Date, Seller shall collect and destroy all credit cards of Seller and terminate all credit card accounts therefor.

6.10        SATISFACTION OF CONDITIONS PRECEDENT.  Seller shall use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Article 8 and Article 9, and Seller will use commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

6.11        CONFIDENTIALITY OF AGREEMENT.  Seller shall not disclose the existence or terms of this Agreement or the identity of Buyer, except either (a) with the prior written approval of Buyer, or (b) to PNC or tax or legal advisors, or (c) as required by law.

ARTICLE 7
BUYER’S PRE-CLOSING COVENANTS

During the period from the date of this Agreement until the Closing, Buyer covenants and agrees as follows:

7.1          SATISFACTION OF CONDITIONS PRECEDENT.  Buyer will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Article 8 and Article 9, and Buyer will use commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

7.2          NECESSARY CONSENTS.  Buyer will use commercially reasonable efforts to obtain such written consents and take such other actions as may be necessary or appropriate to allow the consummation of the transactions contemplated hereby.

7.3          CONFIDENTIALITY OF AGREEMENT.  Buyer shall not disclose the existence or terms of this Agreement or the identity of Seller, except either (a) with the prior written approval of Seller, or (b) to Buyer’s lender or tax or legal advisors, or (c) as required by law.

ARTICLE 8
CONDITIONS TO OBLIGATIONS OF SELLER

Seller’s obligations hereunder are subject to the fulfillment or satisfaction, on or before the Closing Date, of each of the following conditions (any one or more of which may be waived by Seller, but only in a writing signed by Seller):

8.1          ACCURACY OF REPRESENTATIONS AND WARRANTIES.  The representations and warranties of Buyer set forth in Article 5 shall be true and accurate in every material respect on and as of the Closing with the same force and effect as if they had been made at the Closing, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing, and Seller shall receive a certificate to such effect executed by the President of Buyer.

8.2          BUYER’S COVENANTS.  Buyer shall have performed and complied in all material respects with all of its covenants contained in Article 7 on or before the Closing, and Seller shall receive a certificate to such effect signed by the President of Buyer.

8.3          ABSENCE OF MATERIAL ADVERSE CHANGE.  There shall not have occurred any event or circumstance which has, or is reasonably likely to have, a Material Adverse Effect upon the business or financial condition of Buyer.

8.4          COMPLIANCE WITH LAW.  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by this Agreement.

8.5          GOVERNMENT CONSENTS.  There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other action, as may be required to consummate the transactions contemplated by this Agreement by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities laws.

8.6          CONSENTS.  Seller and Buyer shall have received duly executed copies of (a) the Lease Assignment in the form attached hereto at EXHIBIT I, duly executed by each party named in each such Lease Assignment, (b) a copy of the PNC Fourth Amendment, duly executed by PNC, and (c) such consents from parties to the Contracts as are required under the terms thereof for such Contracts to be assigned and delegated to Buyer hereunder.

8.7          NO LITIGATION.  No litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement, or which could be reasonably expected to have a Material Adverse Effect.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF BUYER

Buyer’s obligations hereunder are subject to the fulfillment or satisfaction, on or before the Closing Date, of each of the following conditions (any one or more of which may be waived by Buyer, but only in a writing signed by Buyer):

9.1          ACCURACY OF REPRESENTATIONS AND WARRANTIES.  The representations and warranties of Seller set forth in Article 4 (as qualified by the Seller Disclosure Schedule) shall be true and accurate in every material respect on and as of the Closing with the same force and effect as if they had been made at the Closing, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing, and Buyer shall receive a certificate to such effect executed by Seller’s ‘s President.

9.2          COVENANTS.  Seller shall have performed and complied in all material respects with all of its respective covenants contained in Article 6 on or before the Closing, and Buyer shall receive a certificate to such effect signed by Seller’s President.

9.3          ABSENCE OF MATERIAL ADVERSE CHANGE.  There shall not have occurred any event or circumstance which has, or is reasonably likely to have, a Material Adverse Effect upon the Business or financial condition of Seller.

9.4          COMPLIANCE WITH LAW.  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, or any other fact or circumstance, which would prohibit or render illegal the transactions contemplated by this Agreement.

9.5          CONTROLLER’S CERTIFICATE PER 3.2(g).  Sellers’ Controller shall have delivered to Buyer the Certificate described in Section 3.2(g), above.

9.6          INVENTORY.  On or immediately prior to the Closing Date, Buyer shall have conducted an inspection of Seller’s premises and Assets and confirmed to Buyer’s reasonable satisfaction that all Assets are still present on Seller’s premises or in Seller’s custody.

9.7          SELLER CLOSING DOCUMENTS.  Buyer shall have received from Seller those documents set forth in Section 3.2 (including executed copies of those items listed therein that call for Seller’s signature).

9.8          CONSENTS.  Seller and Buyer shall have received duly executed copies of (a) the Lease Assignment in the form attached hereto at EXHIBIT I, duly executed by each party named in each such Lease Assignment, (b) the consent of PNC to the Transactions contemplated herein, and (c) such consents from parties to the Contracts as are required under the terms thereof for such Contracts to be assigned and delegated to Buyer hereunder.

9.9          NO LITIGATION.  No litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement, or which could be reasonably expected to have a Material Adverse Effect.

9.10        REQUISITE APPROVALS.  The principal terms of this Agreement shall have been approved and adopted by Seller’s shareholders if required by applicable law and Seller’s Board of Directors, as required by applicable law and Seller’s articles of incorporation, bylaws, and applicable agreements.

9.11        GOOD STANDING CERTIFICATE AND TAX CLEARANCE CERTIFICATE.  Seller shall have delivered a good standing certificate as to Seller issued as of the Closing Date (or within one (1) week prior to the Closing Date) by the Secretary of State of the State of California.  The Controller of Seller shall certify as of the Closing Date that (a) Seller has submitted all annual reports and satisfied all other requirements to be in good standing in The Commonwealth of Massachusetts and the State of Delaware, (b) to the best of the knowledge of said Controller there are no circumstances that would prevent Certificates of Good Standing in Massachusetts and Delaware, respectively, from being issued and (c) Seller shall obtain and provide such certificates to Buyer as soon as is practicable.  The Controller of Seller shall also certify as of the Closing Date that (a) Seller has applied for a tax clearance certificate from the California Employment Development Department, (b) to the best of the knowledge of said Controller there are no taxes outstanding or other payments due that would prevent such tax clearance certificate from being issued and (c) Seller shall provide such tax clearance certificate to Buyer immediately upon receipt thereof.  In addition, Seller has initiated the process of applying for a tax clearance certificate from the California Board of Equalization.  If there are taxes or other payments outstanding that prevent either of the tax certificates from being issued, Seller shall indemnify and hold

Buyer harmless from and against any such taxes (as well as any penalties, interest or any other payments) required to be paid so that said tax certificates may be issued.  With respect to the application submitted to the California Board of Equalization, Buyer agrees to work with Seller and to execute and submit any such documents as may be necessary to facilitate such application.

9.12        SATISFACTION OF CLAIMS; FREE AND CLEAR TITLE.  All claims of the creditors and others against the Seller with respect to the Assets shall have been duly satisfied, and all Assets being transferred to Buyer hereunder shall be free and clear of all Encumbrances, other than Permitted Encumbrances.

9.13        EMPLOYEE CONDITION.  Both of the following shall have been accomplished:  (i) Mark Rosenbrook, Rocky Courtain, John Corrigan, Amy Broschak, Erik Centeno, Khanh Nguyen, Mike Tomlin, Richard Gohl, Tom Fedorka, Tan Pham, Manuel Jimenez, and Ernesto Nunez accept employment offers from Buyer and commence employment with Buyer on the Closing Date, and (ii) not fewer than seventy-five percent (75%) of the other employees of the Business to whom Buyer extends an employment offer accept such offers and commence employment with Buyer on the Closing Date; provided that, in each instance, each such offer shall be at a level of compensation (which includes employee benefits) at least equal to that which Seller is providing to such employee immediately prior to the Closing Date.

9.14        PNC CERTIFICATE RE FOURTH AMENDMENT.  PNC shall have delivered a certificate in form reasonably acceptable to Buyer, confirming that the conditions set forth in Section 3 of the PNC Fourth Amendment have been satisfied and such Fourth Amendment has become effective.

9.15        PACIFICARE CONSENT.  PacifiCare shall have delivered to Seller or Buyer written confirmation that Buyer may keep the PacifiCare Policy in effect after the Closing Date for such of the employees of Seller whom Buyer shall employ after the Closing Date.

ARTICLE 10
POST CLOSING COVENANTS

10.1        PUBLICITY.  At or after the Closing, the parties shall cooperate reasonably in the preparation and dissemination of a press release announcing the sale of the Assets to Buyer as contemplated by this Agreement.  Such release shall include (a) a brief description of such sale (without mentioning the price or other specific terms thereof), and (b) Seller’s expression of confidence in Buyer and its personnel.

10.2        TRANSACTION COSTS.  Each party shall pay and be solely responsible for the costs and expenses of its respective counsel and the other costs and fees incurred by such party in connection with negotiating and closing the transactions contemplated by this Agreement.

10.3        ACCESS TO BOOKS AND RECORDS.  Upon request of Seller from time to time after the Closing, Buyer shall provide Seller and its representatives reasonable access to the books and records of the Business, together with reasonable usage of photocopying, telephone, fax and other use of Buyer’s facilities, with respect to the period prior to the Closing in order to enable Seller (a) to prepare for and complete financial statements and any audits by its independent auditors, auditors of its lenders and other representatives income tax returns, (b) to prepare and defend any tax audits, (c) to assert and defend any claims with respect to the Business arising prior to the Closing (other than claims that are assigned or delegated to Buyer hereunder), and (d) any other reasonable purpose.

10.4        PURCHASE PRICE ADJUSTMENT.  The parties acknowledge and agree that the Purchase Price due and payable to Seller is subject to adjustment based upon the formula set forth in Section 2.1(b), above, and that the amount of cash payable to Seller hereunder shall be adjusted pursuant to Section 10.4(c), below.

(a)           SELLER DELIVERY OF ACTUAL FINANCIAL STATEMENTS.  At the Closing Seller shall deliver to Buyer a certificate (the “Price Adjustment Certificate”), certified as accurate to the best of knowledge by the Seller’s Chief Financial Officer, setting forth: (i) Seller’s Accounts Receivable and Accounts Payable as of the Closing Date calculated in a manner consistent with those entries on Seller’s October Balance Sheet, (ii) Seller’s sales during the period from and after January 15, 2004, and ending on the Closing Date, and (iii) any corresponding adjustment to the Purchase Price by reason thereof.

(b)           BUYER OBJECTION AND DETERMINATION OF PRICE ADJUSTMENT.  After the Closing, Buyer shall be entitled to object to such Price Adjustment Certificate and its impact upon the Purchase Price by delivering to Seller, within thirty (30) days after the Closing Date of receiving such Preliminary Closing Balance Sheet, a written objection thereto specifying in reasonable detail the items to which Buyer objects and the reasons therefor.  If Buyer:

(i)            NO OBJECTION.  Fails to deliver any written objection to the Price Adjustment Certificate within such 30-day period, then such Price Adjustment Certificate shall be conclusively deemed final for purposes of calculating the adjustment required pursuant to this Section 10.4, and the amount of the Purchase Price payable to Seller shall be adjusted pursuant to Section 10.4(c), below.

(ii)           BUYER OBJECTION.  Delivers a written objection to such Price Adjustment Certificate within such 30-day period, then during the 14-day period following the date on which that written objection is delivered to Seller, the parties shall endeavor to agree upon an adjustment to the Purchase Price.  If the parties:

(A)          Are able to agree upon an adjustment to the Purchase Price within that 14-day period, then they shall memorialize their agreement in a written instrument signed by Seller and Buyer and the adjustments contemplated by Section 10.4(c), below, shall occur on the basis of that written instrument.

(B)          Are unable to agree upon an adjustment to the Purchase Price within that 14-day period, then they shall engage Bartlett, Pringle & Wolfe LLP (“BPW”) or another mutually agreeable accounting firm of comparably favorable reputation (BPW or such other firm is herein referred to as the “Neutral Firm”), to determine within 30 days, the appropriate adjustment to the Purchase Price.  The costs and expenses of such Neutral Firm shall be paid one-half by Seller and one-half by Buyer.  The Neutral Firm shall issue its determination in writing, and the decision of such Neutral Firm shall be used as the basis for determining the adjustments required pursuant to Section 10.4(c).

(c)           ADJUSTMENT IN PURCHASE PRICE.  If pursuant to the foregoing provisions of this Section 10.4 and Section 2.1(b), above, it is determined that:

(i)            INCREASE.  Seller was entitled to receive as of the Closing Date an amount of cash that exceeded the actual amount paid pursuant to Sections 2.1(a) and 3.5(c), above, then Buyer shall deliver to Seller, within fifteen (15) days following the date of the final determination pursuant to Sections 10.4(a) and (b), above, cash equal to the additional amount due to Seller.

(ii)           DECREASE.  The Purchase Price is to be decreased, then (A) such reduction shall be applied against the Fifty Thousand Dollars ($50,000) held back by Buyer pursuant to Section 2.1(c)(iii), above, and Buyer shall pay to Seller the unapplied portion of such $50,000 sum within fifteen (15) days following the date of the final determination of the final Purchase Price, and (B) if the amount of such decrease exceeds the Fifty Thousand Dollars ($50,000) sum that has been held back by Buyer under Section 2.1(c)(iii), above, then Seller shall deliver to Buyer, within fifteen (15) days following the date of the final determination of the Purchase Price pursuant to Sections 10.4(a) and (b), above, cash equal to the amount by which (A) the total amount of the decrease in the Purchase Price, exceeds (B) Fifty Thousand Dollars ($50,000).

ARTICLE 11

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNITY

11.1        SURVIVAL.  The representations, warranties and covenants of Seller and Buyer contained in this Agreement, or in any certificate or schedule or instrument delivered pursuant hereto, shall survive the Closing for a period of one (1) year (the “Survival Period”); provided that such one-year period shall not apply to or otherwise limit Buyer’s right and power to enforce Seller’s covenants under the Noncompetition and Nonsolicitation Agreement to be signed by Seller at Closing.  Accordingly, except for claims of fraud, the parties agree that all claims for breach of such representations, warranties or covenants hereunder shall expire unless (x) a written claim therefor is presented hereunder prior to the expiration of such one-year Survival Period, and (y) if the claim is not resolved within ninety (90) days following the last day of the one-year Survival Period, then an action for enforcement of such claim must be commenced within such 90-day period; provided that if the covenant which is alleged to have been breached is a covenant that is required to be performed in the first instance after the Closing Date, then the Survival Period for any breach of such covenant shall be one (1) year from the date on which the obligations described in such covenant were first required to be performed.

11.2        INDEMNIFICATION BY SELLER.  Seller shall indemnify, defend (with counsel of its selection), and hold Buyer and its successors, assigns, partners, officers, directors, employees, and other agents (collectively, the “Indemnitees”), harmless from and against any and all liabilities, obligations, losses, claims, damage, cost, charges or other expenses of every kind and character (including but not limited to attorneys’ fees and litigation costs) (collectively, “Damages”), which may accrue or be sustained by an Indemnitee arising out of or as a result of (a) all debts, liabilities and obligations of Seller other than the Assumed Liabilities, and (b) any breach of the representations, warranties, or covenants of Seller contained in this Agreement.

11.3        INDEMNITY PROCEDURES

(a)           DELIVERY OF CERTIFICATE.  In the event that at any time or from time to time after the Closing Date an Indemnitee shall sustain Damage of any nature whatsoever against which such Indemnitee is indemnified under this Agreement, such Indemnitee shall deliver to Seller, in writing, on or before the last day of the Survival Period, a certificate signed by any appropriately authorized officer of Indemnitee (an “Officer’s Certificate”):

(i)            Stating the aggregate amount of the Indemnitee’s Damages or an estimate thereof, in each case to the extent known or determinable at such time; and

(ii)           Specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid or properly accrued or arose, the nature of the misrepresentation, breach or claim to which such item is related, and the specific Section of this Agreement alleged to have been violated; and

(b)           RESOLUTION OF CLAIMS.  If Seller objects in writing to any claim or claims made in any Officer’s Certificate, then the Indemnitee shall have thirty (30) days to respond in a written statement to the objection.  If after such 30-day period there remains a dispute as to any claims, the Indemnitor and Indemnitee shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims.  If Seller and Indemnitee should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.  If no such agreement can be reached after good faith negotiation, either Seller or Indemnitee may commence an action to pursue such claim.

11.4        LIMITATIONS ON INDEMNIFICATION.  Notwithstanding the foregoing, the right to indemnification under this Article 11 shall be subject to the following terms:

(a)           No indemnification shall be payable pursuant to this Article 11 unless and until the amount of all claims for indemnification pursuant to this Article exceeds One Thousand Dollars ($1,000) in the aggregate, whereupon indemnification pursuant to such Section shall be payable for all losses, including the first $1,000, in accordance with the terms hereof.

(b)           In determining the amount of any indemnity, there shall be taken into account any insurance proceeds or other similar recovery or offset realized, directly or indirectly, by the party to be indemnified.

11.5        ASSIGNMENT OF INDEMNIFICATION RIGHTS.  An Indemnitee may assign to another Indemnitee, without any Indemnitor’s consent, its right for indemnification, arising under any provision of this Article 11, with respect to a loss of any nature.

11.6        EXCLUSIVE REMEDY.  Except for a claim based upon fraud, the rights of indemnification set forth in this Article 11 shall be the exclusive remedy of the Indemnitees for any breach by Seller of its representations, warranties, or covenants under this Agreement and the assertion of any claim relating to liabilities of the Business with respect to the conduct of such Business prior to the Closing.

ARTICLE 12
EMPLOYMENT MATTERS

12.1        EMPLOYMENT OFFERS.  Without in an way limiting the meaning, provisions or effect of Section 9.13, at any time from and after the Effective Date of this Agreement, Buyer shall be entitled to extend to such of Seller’s employees in the Business as Buyer in its sole discretion selects, offers of employment that shall take effect on the Closing Date and shall be on such terms and conditions as Buyer, in its sole discretion, determines to be appropriate.

12.2        SELLER PAYMENT OF EMPLOYMENT CLAIMS.  Seller covenants to pay prior to delinquency, shall be solely responsible for, and (pursuant to Article 11, above) shall indemnify, defend, and hold Buyer free and harmless from and against, all claims of Seller’s employees in connection with the Business and the Assets arising prior to the Closing Date, including but not limited to any severance cost accruing by reason of the termination of such employees’ employment with Seller by reason of the sale of the Assets to Buyer hereunder.  With the exception of Buyer’s obligations under the PacifiCare Policy, post closing:  (a) Buyer is not assuming any of (or any liability with respect to) the Employee Plans sponsored or maintained by Seller or any Affiliate, and (b) Buyer shall have no liability whatsoever to employees of Seller (or to any of the employees of Seller) with respect to accrued or future benefits under any such Employee Plans (including but not limited to any vacation or sick pay plans or arrangements).

ARTICLE 13
TERMINATION

13.1        TERMINATION.  This Agreement may be terminated at any time prior to the Closing only as follows:

(a)           By the mutual written consent of the Buyer and Seller;

(b)           By either Buyer or Seller:

(i)            If any court or governmental or regulatory agency, authority or body shall have enacted, promulgated or issued any statute, rule, regulation, ruling, writ or injunction, or taken any other action, restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and all appeals and means of appeal therefrom have been exhausted; or

(ii)           If the Closing shall not have occurred on or before February 11, 2004; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(b)(ii) shall not be available to any party whose breach of any representation or warranty or failure to perform or comply with any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(c)           By Seller, if any of the conditions specified in Article 8 (other than in Sections 8.1 and 8.2 thereof) have not been met or waived prior to such time as such condition can no longer be satisfied;

(d)           By Buyer, if any of the conditions specified in Article 9 shall not have been met or waived prior to such time as such condition can no longer be satisfied;

(e)           By Buyer in an event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, occurs relative to Seller, or its property, or any proceedings for voluntary liquidation, dissolution or other winding up of Seller are commenced;

(f)            By Seller in an event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, occurs relative to Buyer, or its property, or any proceedings for voluntary liquidation, dissolution or other winding up of Buyer are commenced;

(g)           By Buyer due to a breach by Seller of any representation, warranty or covenant of Seller set forth herein, which has a Material Adverse Effect on Seller and which Seller fails to cure within ten (10) days after written notice thereof has been given by Buyer to Seller;

(h)           By Seller due to a breach by Buyer of any representation, warranty or covenant of Buyer set forth herein, which Buyer fails to cure within ten (10) days after written notice thereof has been given by Seller to Buyer; or

(i)            By Buyer, if there shall have occurred any event or circumstance that has, or is reasonably likely to have, a Material Adverse Effect upon the Assets or the Business.

13.2        BREAK-UP FEE; LIQUIDATED DAMAGES.  If Buyer defaults in its obligation to purchase the Assets, then as liquidated damages therefor, Buyer shall pay to Seller all of Seller’s out-of-pocket costs and expenses arising from the negotiation and documentation of the Purchase Agreement and preparing to close the sale of Assets pursuant thereto, up to a maximum of Seventy-five Thousand Dollars ($75,000), which shall be deducted from the Deposit and paid to Seller by the Escrow Agent upon receipt of Seller’s evidence thereof.  The amount of such actual expense, up to such $75,000 maximum, shall be the liquidated damages for any such breach.  The parties acknowledge that Buyer shall not be in breach of its obligations to purchase the Assets if Buyer elects pursuant to Section 13.1(i), above, to terminate the Purchase Agreement and cancel the Asset purchase by reason of an event or circumstance that has, or is reasonably likely to have, a Material Adverse Effect upon the Assets or the Business.

ARTICLE 14
ESCROW OF DEPOSIT

14.1        APPOINTMENT AND RECEIPT OF DEPOSIT.  The parties appoint Escrow Agent hereunder to hold and apply the Deposit in accordance with this Article 14.  Escrow Agent acknowledges receipt of the Deposit, shall deposit the same in Escrow Agent’s non-interest-bearing client trust account, and shall hold and release such funds in accordance with the terms hereof.

14.2        RELEASE OF DEPOSIT.  Escrow Agent shall release the Deposit:

(a)           TO SELLER AT CLOSING.  To PNC, as the designee of Seller, at the Closing;

(b)           TO SELLER UPON BUYER BREACH.  To Seller, following termination of this Agreement by Seller pursuant to Section 13.1(h), above, to cover actual expenses (to the extent thereof) upon Seller’s presenting to Escrow Agent and Buyer (i) invoices confirming the amount thereof, and (ii) an affidavit from Seller confirming that such expenses were paid or incurred solely in connection with the negotiation and documentation of this Agreement and preparing to close the sale of the Assets pursuant thereto; or

(c)           TO BUYER UPON FAILURE OF TRANSACTION.  To Buyer, immediately after written demand by Buyer, if the Closing fails to occur on or before February 11, 2004 (other than by reason of Buyer’s breach hereunder).

14.3        GENERAL PROVISIONS REGARDING ESCROW AGENT.

(a)           RESIGNATION.  Escrow Agent may resign upon delivery (i) to Sellers and Buyer of at least five (5) days’ advance written notice; and (ii) to each party hereto all documents, funds, and other items that such party theretofore shall have delivered to Escrow Agent.  The responsibilities of

Escrow Agent hereunder shall terminate upon such delivery.  In the event of any such termination, the parties jointly may appoint a successor Escrow Agent.

(b)           DISPUTES.  It is understood and agreed that if any dispute arises with respect to the delivery, ownership, or right of possession of any funds, instruments, or other items held by the Escrow Agent hereunder, then Escrow Agent is authorized to retain without liability to anyone all or any part of such funds, instruments, and other items until such disputes shall have been settled either by mutual written agreement or by a final order, decree, or judgment of the arbitrator, if applicable, or of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, provided that Escrow Agent shall be under no duty whatsoever to institute or defend such proceedings.  If Escrow Agent receives conflicting instructions from the parties, then Escrow Agent at any time thereafter, and at the sole cost and expense of Seller and Buyer, may file with the Superior Court in and for Santa Barbara County, California, an interpleader action for a determination of which party is entitled to the funds, instruments, and other items held by Escrow Agent hereunder.  Each party hereby consents to the jurisdiction of such court for purposes of such action.

(c)           INDEMNITY.  Seller and Buyer jointly and severally agree to indemnify and hold Escrow Agent free and harmless from any liability, damages, claims, causes of action, costs or expense, including attorneys’ fees incurred for the purpose of appearing in and/or initiating or defending any action or proceeding pertaining to the rights and duties of the parties under this Agreement, other than claims made against Escrow Agent on account of conduct determined by a court of competent jurisdiction to have constituted gross negligence or intentional misconduct by Escrow Agent in the exercise of its duties and responsibilities as Escrow Agent hereunder.

(d)           ESCROW AGENT NOT A PARTY.  Upon accepting in writing its duties under this Article 14, Escrow Agent becomes a party hereto only for the purposes of accepting the instructions set forth in this Article 14, and does not otherwise become a party to this Agreement.

(e)           WAIVER OF CONFLICT OF INTEREST.  Seller hereby (i) acknowledges that Escrow Agent is counsel to Seller, (ii) waives any conflict of interest arising by reason of Escrow Agent’s concurrently representing Buyer while acting as escrowee hereunder, and (iii) agrees that notwithstanding Escrow Agent’s services as escrowee hereunder, Escrow Agent shall be entitled, in its capacity as counsel to Buyer, to represent Buyer in all actions or proceedings arising under or in connection with this Agreement.

ARTICLE 15
MISCELLANEOUS

15.1        NOTICES.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be given and received (a) when delivered in person, (b) on the date on which transmitted by facsimile, provided that there is a written receipt evidencing a successful transmission; (c) on the third (3rd) business day after the date on which deposited in the United States mail in a sealed envelope, postage prepaid, or (d) on the next business day after the date on which deposited in a sealed envelope with a nationally-recognized overnight courier (e.g., Federal Express or DHL), freight prepaid, addressed to the party for whom intended at the address or facsimile number set forth for such party on the signature page, below, or such other address or facsimile number, notice of which is provided in a manner permitted by this Section 15.1.

15.2        COOPERATION ON TAX MATTERS.  After the Closing, Seller and Buyer shall cooperate with each other in connection with any official inquiry, audit, determination or proceeding affecting the liability of either of them for Taxes and shall make available to each other within a reasonable period time, at no cost to the other (except as provided in this Section 15.2), any documents, correspondence, reports, books, records, files, or data of either of them and any other materials bearing on such inquiry, audit, examination, proceeding as such other party may reasonably request, provided, however, that (i) either party may charge the other party for any actual out-of-pocket costs or expenses incurred by it in assisting the other party hereunder, and (ii) no party shall have any obligation to the other party pursuant to this Section 15.2 after the 36-month anniversary of the Closing Date.

15.3        PUBLIC ANNOUNCEMENTS.  Each of Buyer and Seller acknowledges the importance of appropriate disclosures in positioning the relationship between the two companies to the investment community, the press, customers and others.  Each of Buyer and Seller agree to make no press releases or other public announcements regarding this Agreement or the transactions contemplated herein without the other party’s consent, which shall not be unreasonably withheld, except to the extent required by applicable law.

15.4        CONSULTATIONS.  The parties each acknowledge that they have consulted with their respective accounting and tax advisors in connection with the accounting and tax treatment for this transaction, that each such party will bear all risk in connection with its accounting and tax treatment of the transactions contemplated hereby and that no party is relying on any other party in connection with the same.

15.5        FORCE MAJEURE.  Neither party shall be liable for delay or failure to perform, in whole or in part, by reason of contingencies beyond the reasonable control of the party affected, whether herein specifically enumerated or not, including among others, acts of God, war, acts of war, revolution, civil commotion, terrorism, riots, acts of public enemies, blockage or embargo, delays of carriers, car shortage, fire, explosion, breakdown of equipment, strike, lockout, labor dispute, casualty or accident, earthquake, epidemic, flood, cyclone, tornado, hurricane or other windstorm, delays of vendors or other contingencies interfering with production or with customary or usual means of transportation, or by reason of any law, order, proclamation, regulation, ordinance, demand, requisition or requirement or any other act of any governmental authority, local, state or federal, including court orders, judgments or decrees, or any other cause whatsoever, whether similar or dissimilar to those above affected; provided, however, that the party so affected shall promptly give notice to the other party whenever such contingency or other act becomes reasonably foreseeable and shall use its best efforts to overcome the effects of the contingency as promptly as possible.  Neither party, however, shall be required to resolve a strike, lockout or other labor problem in a manner which it alone does not deem proper and advisable.

15.6        WAIVER OF COMPLIANCE.  Any failure of Seller, on the one hand, or Buyer, on the other, to comply with any provision of this Agreement may be expressly waived in writing by Buyer or Seller, respectively, but such waiver or failure to insist upon strict compliance with such provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or in equity.  The waiver by any party of the time for performance of any act or condition hereunder does not constitute a waiver of the act or condition itself.

15.7        ATTORNEYS’ FEES.  If any action or proceeding is commenced to construe or enforce this Agreement or the rights and duties of the parties hereunder, then the party prevailing in such action shall be entitled to recover its costs and attorneys’ fees in such action or proceeding, as well as all costs and fees of enforcing or appealing any judgment entered therein.

15.8        SURVIVAL OF REPRESENTATIONS AND WARRANTIES.  The respective representations and warranties of each party contained herein shall not be deemed waived or otherwise affected by any investigation made by or on behalf of the other party and such representations and warranties shall survive the Closing and the consummation of the Asset purchase contemplated hereby as provided in Article 11.  All statements contained in this Agreement or in any schedule, exhibit, certificate, list, or other document delivered pursuant hereto shall be deemed representations or warranties, as the case may be (as such terms are used in this Agreement), of the party making such statements.

15.9        ASSIGNMENT; SUCCESSORS AND ASSIGNS.  Except as otherwise provided herein, each party agrees that it will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement; notwithstanding the foregoing, Buyer may assign its rights hereunder to an Affiliate without Seller’s consent, provided that any such assignment shall not relieve Buyer of its obligations hereunder, and notwithstanding the foregoing, Seller may assign its rights to receive payments hereunder to PNC.  Any purported assignment, transfer, or delegation in violation of this Section shall be null and void.  Subject to the foregoing limits on assignment and delegation, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.  Except for those enumerated above, this Agreement does not create, and shall not be construed as creating, any rights or claims enforceable by any Person or entity not a party to this Agreement.

15.10      GOVERNING LAW.  The validity, interpretation, enforceability, and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of California.  Each party hereby consents to the jurisdiction of the courts of the State of California for purposes of construing and enforcing the rights created herein.

15.11      COUNTERPARTS; FACSIMILE SIGNATURES.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  A copy of this Agreement that is executed by a party and delivered by facsimile shall be binding on such party to the same extent as a copy hereof containing that party’s original signature.  Any party that executes and delivers this Agreement by facsimile shall, upon request from the other party, execute and deliver a copy hereof containing that party’s original signature.

15.12      HEADINGS.  The headings of the Sections and Articles of this Agreement and Table of Contents are for reference purposes only and shall not constitute a part hereof or affect the meaning or interpretation of this Agreement.

15.13      ENTIRE AGREEMENT.  This Agreement, including the Seller Disclosure Schedule and other documents referred to herein, (a) represents the entire understanding of the parties, and supersedes and replaces all prior and contemporaneous understandings, whether oral or written, regarding the subject matter hereof, and (b) may not be modified or amended, except by a written instrument executed after the date hereof by the party sought to be charged by such modification or amendment.

15.14      SELLER DISCLOSURE SCHEDULE.  The Seller Disclosure Schedule to be prepared by Seller and attached hereto pursuant to Article 4, above, shall be divided into sections corresponding to the sections of Article 4 of this Agreement.  All information disclosed in such Disclosure Schedule as an exception to any subsection of Article 4 (the “first section”), shall be deemed disclosed under and incorporated into the Seller Disclosure Schedule as exceptions to any other subsection of Article 4 hereof

(the “other section”), to the extent that a reasonable person would determine that the description of the disclosure set forth in such first section contains enough information regarding the subject matter of the other section so as to qualify or otherwise apply to the representations and warranties set forth in such other section.

15.15      SEVERABILITY.  If any provision of this Agreement, or the application thereof to any Person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other Persons, places, and circumstances shall remain in full force and effect.

15.16      RULES OF CONSTRUCTION.  The parties acknowledge that each party has been represented by counsel and has read and negotiated the language used in this Agreement.  The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement.

15.17      ADDITIONAL DOCUMENTS.  Each of the parties agrees, without further consideration, to execute and deliver such other documents and take such further action as may be reasonably required to effectuate the provisions of this Agreement.

15.18      EXHIBITS.  All Exhibits attached hereto shall be deemed to be a part of this Agreement and are fully incorporated in this Agreement by this reference.

15.19      CERTAIN DEFINITIONS.  For purposes of this Agreement:

(a)           “AFFILIATE” shall have the meaning assigned thereto in Rule 405, as presently promulgated under the Securities Act of 1933, as amended.

(b)           “GOVERNMENTAL BODY” shall mean any:

(i)            Nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

(ii)           Federal, state, local, municipal, foreign or other government;

(iii)         Governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal);

(iv)          Multinational organization or body; or

(v)            Individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

(c)           “GOVERNMENT CONTRACT PARTY” means any independent or executive agency, division, subdivision, audit group or procuring office of the United States, and including any employees or agents thereof, in each case acting in such capacity.

(d)           “MATERIAL ADVERSE EFFECT” means any circumstance, change in, or effect on a party, its subsidiaries, and its business, taken as a whole, that (i) either (A) is materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings or results of operations, the business (financial or otherwise) or prospects of such party and its subsidiaries, taken as a whole, or (B) would reasonably be expected to prevent or materially delay or impair the ability of such party to consummate the transactions contemplated by this Agreement, and (ii) is not cured within a reasonable period of time following notice from the party claiming the occurrence or circumstance that is materially adverse as to the business, properties, assets, liabilities, affairs, prospects, operations, operating condition (financial or otherwise) of the party; provided, however, that such term shall not include any circumstance or change related to (x) general economic conditions, (y) any act of God, war, terrorism, or other similar event beyond the control of the party that does not directly and peculiarly impact the assets or premises of the party, or (z) securities markets or the economy, unrelated to any event that would otherwise constitute a Material Adverse Effect on the party.

(e)           “PERSON” shall include any individual, partnership, joint venture, corporation, trust, unincorporated organization, any other entity and any government or any department or agency thereof, whether acting in an individual, fiduciary, or other capacity.

(f)            “TAX” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), (a) imposed, assessed or collected by or under the authority of any Governmental Body, or (b) payable pursuant to any tax sharing agreement or similar contract.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Asset Purchase Agreement as of the date first written above.

	“BUYER:”	“SELLER:”

	MOREHOUSE-COWLES, INC., a California corporation	MFIC CORPORATION, a Delaware corporation

By	/s/ Richard A. Compton	By	/s/ Irwin Gruverman
	Richard A. Compton, Chief Executive Officer and President	Irwin Gruverman, Chairman and Chief Executive Officer

February 5, 2004
February 5, 2004		Date
Date
Address and Facsimile No. for Notices:
Address and Facsimile No. for Notices:
MFIC Corporation
	Morehouse- COWLES, Inc.	ATTN: General Counsel
	Attn: Mr. Richard A. Compton	30 Ossipee Road
	1050 Cindy Lane	Newton, Massachusetts 02464-9101
Carpinteria, California 93013
Facsimile No.: (617) 965-1213
Facsimile No.: (805) 566-9905
with a copy to:
with a copy to:
Gadsby Hannah LLP
	Reicker, Pfau, Pyle, McRoy & Herman LLP	ATTN: Jeffrey M. Stoler, Esq.
	ATTN: Michael E. Pfau, Esq.	225 Franklin Street
	1421 State Street, Suite B	Boston, Massachusetts 02110
Santa Barbara, California 93101
Facsimile No.: (617) 204-8011
Facsimile No.: (805) 966-3320

ACCEPTANCE BY ESCROW AGENT

The undersigned Escrow Agent hereby accepts the instructions to Escrow Agent set forth herein, confirms that it has received good funds for the Deposit, and agrees to discharge the duties of the “Escrow Agent” hereunder in accordance with Article 14, above.

REICKER, PFAU, PYLE, MCROY & HERMAN LLP

February 5, 2004	By	/s/ Michael E. Pfau
Date		Michael E. Pfau, Partner

PARENT GUARANTEE

The undersigned, as the owner of all of the outstanding stock of Buyer, hereby fully and completely guarantees in all respects and all particulars the full and faithful performance by Buyer of any and all of its obligations contemplated hereunder to, and in favor of, Seller.

NUSIL CORPORATION, a California corporation

February 5, 2004	By	/s/ Richard Compton
Date		Richard Compton, Chief Executive Officer

ASSET PURCHASE AGREEMENT

LIST OF SCHEDULES AND EXHIBITS

EXHIBIT	DESCRIPTION	SECTION WHERE EXHIBIT IS FIRST REFERENCED

A	Furniture, Fixtures and Equipment of Seller	Section 1.2(b)

B	Contracts	Section 1.2(f)

C	Seller October 31 Balance Sheet	Section 2.1(b)

D	Purchase Note	Section 2.1(c)(iv)

E	Security Agreement	Section 2.1(c)(iv)

F	Noncompetition and Nonsolicitation Agreement	Section 2.4

G	Bill of Sale	Section 3.2(c)

H	Assignment and Assumption Agreement	Section 3.2(d)

I	Assignment and Assumption of Lease	Section 3.2(e)

J	Seller Disclosure Schedule	Article 4

K	Seller Financial Statements	Section 4.9

L	Excluded Assets	Section 1.3

M	Fourth Amendment and Waiver to Revolving Credit Term Loan Agreement	Section 3.2(l)

N	License Agreement	Section 3.2(m)